Exhibit 99.2

Annual General Meeting of Unilever PLC: Proxy Form for voting

When you have completed and signed this form, please return it to Computershare in the enclosed envelope. No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by no later than 2.30pm on Monday 3 May 2021.

For further information on completing your Proxy Form, including how to send it using the internet, see the reverse.

Please complete using black ink as this form will be scanned.

I/We, the undersigned, being a shareholder/shareholders of Unilever PLC, hereby appoint the Chairperson of the Annual General Meeting or the following person

*	**	Please put an ‘X’ in this box to indicate that this Proxy appointment is one of multiple appointments being made.

* Please leave this box blank if you have selected the Chairperson. Do not insert your own name(s).

** For the reasons set out in question 1 overleaf we recommend that you only appoint the Chairperson of the AGM as your proxy.

as my/our Proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held at 2.30pm on Wednesday 5 May 2021 and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolutions as set out in the Notice of Annual General Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of any Resolutions where no such indication is made and/or on any other business which may properly come before the Annual General Meeting, in such manner as my/our Proxy thinks fit.

Resolutions

Please indicate your voting instructions to your Proxy with an ‘X’ in the appropriate box below. The full text of each Resolution is set out in the Notice of Meeting.

	For	Against	Vote withheld		For	Against	Vote withheld
1. To receive the Report and Accounts for the year ended 31 December 2020				14. To re-elect Mr J Rishton as a Non-Executive Director
2. To approve the Directors’ Remuneration Report				15. To re-elect Mr F Sijbesma as a Non-Executive Director
3. To approve the Directors’ Remuneration Policy				16. To reappoint KPMG LLP as Auditors of the Company
4. To approve the Climate Transition Action Plan				17. To authorise the Directors to fix the remuneration of the Auditor
5. To re-elect Mr N Andersen as a Non-Executive Director				18. To authorise Political Donations and expenditure
6. To re-elect Mrs L Cha as a Non-Executive Director				19. To approve the SHARES Plan
7. To re-elect Dr J Hartmann as a Non-Executive Director				20. To renew the authority to Directors to issue shares
8. To re-elect Mr A Jope as an Executive Director				21. To renew the authority to Directors to disapply pre-emption rights
9. To re-elect Ms A Jung as a Non-Executive Director				22. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments
10. To re-elect Ms S Kilsby as a Non-Executive Director				23. To renew the authority to the Company to purchase its own shares
11. To re-elect Mr S Masiyiwa as a Non-Executive Director				24. To shorten the notice period for General Meetings
12. To re-elect Professor Y Moon as a Non-Executive Director				25. To adopt new Articles of Association
13. To re-elect Mr G Pitkethly as an Executive Director				26. To reduce the share premium account

A ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a Resolution.

Go online! Turn over to find out how to send your Proxy voting instructions electronically. Institutional investors: see overleaf for details of CREST Proxy voting.	Please put an ‘X’ in this box if signing on behalf of the shareholder under Power of Attorney or other authority.

EXT0634	Note: please do not use this form for changes of address or other matters relating to your shareholding.

Signature SRN: PIN:

Date	2021
CONTROL NUMBER: 916945

Kindly note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders (ii) classes of security or (iii) uniquely designated accounts. Unilever PLC and Computershare accept no liability for any instruction that does not comply with these conditions.

COMPLETING YOUR PROXY FORM FOR THE ANNUAL GENERAL MEETING:

QUESTIONS AND ANSWERS

1.	I was planning to attend the Annual General Meeting (‘AGM’). Why can I no longer attend? Do I need to complete the Proxy Form?

As a result of the current Covid-19 pandemic and the restrictions on gatherings that the UK Government has indicated will still be in place at the time of the AGM, unfortunately the AGM this year cannot be held in the normal manner and shareholders will not be able to attend. Any shareholders attempting to attend the AGM will not be granted access in order to comply with the UK Government’s restrictions on gatherings. We strongly encourage you to complete this card in advance of the AGM and appoint the Chairperson of the AGM as your proxy so your vote is counted. Any updates relating to the AGM and the shareholder webcast will be included on Unilever’s website (www.unilever.com/agm).

2.	I am unable to come to the AGM and would like someone else to attend in my place. Can they attend the AGM? What do I do?

Proxies, other than the Chairperson of the AGM, will also not be able to attend the AGM for the reasons set out in 1 above. We strongly encourage you to complete this card and appoint the Chairperson of the AGM as your proxy so your vote is counted. Should you want the Chairperson of the AGM to be your proxy you need not enter their name. If the Proxy is being appointed in relation to part of your holding only, please enter in the box next to the Proxy’s name the number of shares in relation to which they are authorised to act as your Proxy. If this box is left blank they will be authorised in respect of your full voting entitlement.

3.	Can I tell my Proxy how they should cast my votes?

As noted above, we are encouraging you to appoint the Chairperson of the AGM as your Proxy. If you wish your Proxy to vote in a particular way or withhold a vote, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Vote withheld’ box for each Resolution.

4.	What if I do not give my Proxy instructions on how to vote?

You should note that if you do not give any voting instructions in relation to a Resolution, your Proxy will have authority to vote or to withhold a vote on that Resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to Resolutions) which properly comes before the AGM, as he/she thinks fit.

5.	What is the effect of a ‘Vote withheld’ instruction?

If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to withhold such vote. A ’Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ and ‘Against’ the relevant Resolution.

6.	As I am unable to attend the AGM or send someone else in my place this year, can I still cast my votes?

Yes. The Proxy Form provides for you to appoint the Chairperson of the AGM as your Proxy. Just leave the space blank, and sign and return the form, as in 2 above. You can either indicate your voting instructions (see 3 above), or allow the Chairperson to vote at his or her discretion. Your vote will then be counted on all of the Resolutions.

7.	Must I cast all my votes in one way?

No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares ‘For’, some shares ‘Against’ and register a ’Vote withheld’ with others, please write the appropriate number of shares in each box.

8.	We are registered as joint holders of the shares. What happens?

Only one holder need sign the Proxy Form. If more than one Proxy Form is received in respect of a joint holding, only the vote or ’Vote withheld’ of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Shareholders.

9.	Can I change my proxy appointment?

Yes. When two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

10.	I am completing and signing the Proxy Form on behalf of the shareholder under a power of Attorney (or other authority). What should I do?

Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a copy certified by a notary. Certified copies will not be returned to you.

11.	The registered shareholder is a limited company. How does it appoint a Proxy?

In the case of a shareholder which is a company, the Proxy Form must be executed either (i) under its common seal or (ii) signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).

12.	I have recently sold/am planning to sell my shares. What is the cut-off date for voting at the AGM?

You are entitled to appoint a Proxy in respect of the number of shares registered in your name in the Register of Shareholders as at 8.00pm on Monday 3 May 2021.

Any changes to the Register of Shareholders after that time are disregarded for the purposes of the AGM.

13.	I hold my shares in CREST. How may I appoint a Proxy?

If you are a user of the CREST system (including a CREST Personal Shareholder), you may give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer’s agent (ID number 3RA50) no later than 2.30pm on Monday 3 May 2021.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. CREST Personal Shareholders or other CREST sponsored shareholders should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings please refer to the CREST Manual. The Company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Be a greener shareholder

If you receive shareholder communications by post, you can do your bit for the environment by reading our Annual Report and Accounts online and choosing to receive your Proxy Form voting instructions via email and voting electronically, rather than having mailed paper versions.

It certainly makes environmental sense. Visit www.unilever.com/shareholderservices and select the information by email option.

Go online! How to send your proxy voting instruction electronically

Unilever is committed to electronic communications and we are pleased to be able to offer our shareholders the opportunity to submit their Proxy Forms using the internet. Even though you have received paper versions of your Proxy Forms, you can still complete and submit electronic versions to the Registrars.

What you need to do: just log on to www.unilever.com/agm and select the electronic voting option. To do this, you will need your Shareholder Reference Number (SRN) and five-digit PIN and six-digit Control Number, all of which are shown on the front of this Proxy Form. Then just follow the instructions.

Institutional investors: voting via CREST

This year the deadline for voting via the CREST voting system is 2.30pm on Monday 3 May 2021.

Proxy and Voting card Annual General Meeting At 2.30pm on Wednesday 5 May 2021. 100 Victoria Embankment, London EC4Y 0DY.

In order to comply with restrictions on gatherings as a result of the Covid-19 pandemic, you will not be able to attend the Annual General Meeting on 5 May 2021. We strongly encourage you to complete this card in advance of the Annual General Meeting and appoint the chairperson of the meeting as your proxy so your vote is counted.

Notice of availability – Annual Report and Accounts 2020
You can now access the Unilever Annual Report and Accounts 2020 by visiting the website: www.unilever.com/ara.

We are holding an online webcast and Q & A Session at 3.00pm on 5 May 2021 after the conclusion of the Annual General Meeting to provide our shareholders the opportunity to ask the Board questions.

In order to participate in the webcast and Q & A Session, you will need to visit meetings.computershare. com/MSL7TQL on your device operating a compatible browser using the latest version of Chrome, Firefox, Edge or Safari. Please note that Internet Explorer is not supported. It is highly recommended that you check your system capabilities in advance of the session on 5 May 2021.

All shareholders have the right to attend and participate in the webcast and Q & A Session. If you are a shareholder, you can use your unique Shareholder Reference Number and PIN as displayed below and on your Form of Proxy. These details are unique to you and will only allow access to the webcast and Q & A Session.

If you would like to delegate your attendance at the webcast and Q & A Session to a third party or a corporate representative then please contact Computershare Investor Services PLC by email at corporate-representatives@computershare.co.uk or alternatively call 0370 600 3977, providing details of your proxy appointment including their email address so that unique credentials can be issued to allow the proxy to access the electronic meeting. This instruction must be received by Computershare by 2.30pm on 3 May 2021. Access credentials will be emailed to the appointee one working day prior to the meeting conditional on evidence of your delegation having been received and accepted. Lines are open 8.30am to 5.30pm Monday to Friday (excluding bank holidays). This delegation relates to attendance at the webcast and Q & A Session only and will not impact your proxy appointment for voting purposes.

Access to the webcast and Q & A Session via meetings.computershare.com/MSL7TQL will be available from 2.45pm on 5 May 2021. It is your responsibility to ensure connectivity for the duration of the webcast and Q & A Session. Further assistance on access can be located on www.unilever.com/agm. Please note shareholders can also submit questions in advance of the webcast and Q & A Session at shareholder.services@unilever.com.

SRN:	PIN: